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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes ☐    No ☒

        This report on Form 6-K contains a press release dated July 4, 2002 announcing SONERA'S APPEAL AGAINST THE COMPETITION COUNCIL'S LSP DECISION ACCEPTED BY THE SUPREME ADMINISTRATIVE COURT.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2002	SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

SONERA CORPORATION	STOCK EXCHANGE RELEASE July 4, 2002, 9.10 a.m.

SONERA'S APPEAL AGAINST THE COMPETITION COUNCIL'S LSP DECISION ACCEPTED BY THE SUPREME ADMINISTRATIVE COURT

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) has today received the Supreme Administrative Court's decision on the appeal filed on January 21, 2002. Sonera had appealed against the decision issued by the Competition Council on December 20, 2001, prohibiting the transaction between Sonera and Loimaan Seudun Puhelin Oy (LSP) in which Sonera bought 16.7% of the LSP shares in a directed issued. The Competition Council ordered that the deal should be called off. On February 14, 2002, the Supreme Administrative Court stalled the enforcement of the Competition Council's LSP decision for the duration of the proceedings at the Supreme Administrative Court.

        The Finnish Competition Authority and LSP also appealed the Competition Council's decision to the Supreme Administrative Court.

        In this morning's announcement, the Supreme Administrative Court states: "Lännen Puhelin Oy, Salon Seudun Puhelin Oy, Suomen 2G Oy and DNA Finland Oy did not have the right to request, by appealing from the decision of the Finnish Competition Authority on the monitoring of acquisitions to the Competition Council, that the Competition Council should prohibit the acquisition. In the substantiation, the Supreme Administrative Court stated that the Act on Competition Restrictions does not stipulate that competitors to the parties of an acquisition would have the right to submit a proposal to the Competition Council to the effect that the acquisition should be prohibited. The effects on their position that the competitors mentioned were caused by an acquisition that they could not directly subject to evaluation in the administrative juridical procedure.

        "We are happy with the decision and shall cooperate with the Finnish Competition Authority to meet the commitments specified in the Competition Council's decision," says Sonera's Deputy CEO and COO Aimo Eloholma.

        Sonera will start taking the measures required by the Finnish Competition Authority's decision.

        Sonera's current holding in Loimaan Seudun Puhelin Oy is 29.1% (including the 16.7% considered by the Supreme Administrative Court), and so far Sonera's total investments in LSP shares have been about EUR 28.7 million.

        Sonera (HEX:SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator and as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2001, Sonera's revenues totaled EUR 2.2 billion, and profit before extraordinary items and taxes was EUR 0.45 billion. Sonera employs about 9,000 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola
Executive Vice President, Corporate Communications & IR

Further information at Sonera:
Aimo Eloholma, Deputy CEO and COO, Sonera Corporation.
Tel. +358 400 507599
Email:aimo.eloholma@sonera.com

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SIGNATURES